# FORM 4

**UNITED STATES SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP**

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

___ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

(Print or Type Responses)

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| 1. Name and Address of Reporting Person* | 2. Issuer Name and Ticker or Trading Symbol | 6. Relationship of Reporting Person(s) to Issuer (Check all applicable) |
|---|---|---|
| **DEAN, SALLY ABRAMS**<br>(Last) (First) (Middle) | **Irwin Financial Corporation (IFC)** | **X** Director ___10% owner<br>___Officer (give title below) ___Other<br>(Specify below) |
| **500 Washington Street**<br>(Street) | 3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary) | 4. Statement for (Month/Day/Year) **10/03/2002** | **DIRECTOR** |
| **Columbus, IN 47201**<br>(City) (State) (Zip) | | 5. If Amendment, Date of Original (Month/Day/Year) | 7. Individual or Joint Group Filing (Check Applicable Line)<br>**X** Form filed by One Reporting Person<br>___ Form filed by More than One Reporting Person |

**Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned**

| 1. Title of Security (Instr. 3) | 2. Transaction Date (Month/Day/Year) | 2A. Deemed Execution Date, if any (Month/Day/Year) | 3. Transaction Code (Instr. 8) | | 4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) | | | 5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4) | 6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4) | 7. Nature of Indirect Beneficial Ownership (Instr. 4) |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | Code | V | Amount | (A) or (D) | Price | | | |
| COMMON STOCK | 10/01/02 | | J | | 235 (1) | A | $17.00000 | 14,642 | D | |

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. *If the form is filed by more than one reporting person, *see* Instruction 4(b)(v). Page 1 of 3
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number. SEC 1474(3-99)

**Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned**
**(e.g. puts, calls, warrants, options, convertible securities)**

| 1. Title of Derivative Security (Instr. 3) | 2. Conversion or Exercise Price of Derivative Security | 3. Transaction Date (Month/Day/Year) | 3A. Deemed Execution Date, if any (Month/Day/Year) | 4. Transaction Code (Instr. 8) | | 5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5) | | 6. Date Exercisable and Expiration Date (Month/Day/Year) | | 7. Title and Amount of Underlying Securities (Instr. 3 and 4) | | 8. Price of Derivative Security (Instr. 5) | 9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4) | 10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4) | 11. Nature of Indirect Beneficial Ownership (Instr. 4) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Code | V | (A) | (D) | Date Exercisable | Expiration Date | Title | Amount or Number of Shares | | | | |
| NON-QUALIFIED STOCK OPTION (Right to Buy) | $13.687500 | | | | | | | | 04/29/07 | Common Stock | 1,120 | | 1,120 | D | |
| NON-QUALIFIED STOCK OPTION (Right to Buy) | $14.500000 | | | | | | | | 02/23/10 | Common Stock | 287 | | 287 | D | |
| NON-QUALIFIED STOCK OPTION (Right to Buy) | $15.650000 | | | | | | | | 02/13/12 | Common Stock | 3,300 | | 3,300 | D | |
| NON-QUALIFIED STOCK OPTION (Right to Buy) | $16.968750 | | | | | | | | 04/25/10 | Common Stock | 2,700 | | 2,700 | D | |
| NON-QUALIFIED STOCK OPTION (Right to Buy) | $17.031250 | | | | | | | | 12/31/09 | Common Stock | 2,036 | | 2,036 | D | |
| NON-QUALIFIED STOCK OPTION (Right to Buy) | $19.875000 | | | | | | | | 06/30/09 | Common Stock | 820 | | 820 | D | |
| NON-QUALIFIED STOCK OPTION (Right to Buy) | $21.380000 | | | | | | | | 04/24/11 | Common Stock | 2,400 | | 2,400 | D | |
| NON-QUALIFIED STOCK OPTION (Right to Buy) | $24.093750 | | | | | | | | 04/28/09 | Common Stock | 1,400 | | 1,400 | D | |
| NON-QUALIFIED STOCK OPTION (Right to Buy) | $28.187500 | | | | | | | | 04/20/08 | Common Stock | 400 | | 400 | D | |
| | | | | | | | | | | | | | | | |

Explanation of Responses: **See continuation page(s) for footnotes**

/S/

_____          _____
**Signature of Reporting Person                                    10/03/02**
BY:  MATTHEW F. SOUZA                                          Date
FOR:  SALLY ABRAMS DEAN

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
*See* 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

FORM 4 (continued)

DEAN, SALLY ABRAMS                                          Irwin Financial Corporation (IFC)
500 Washington Street                                       10/03/2002
Columbus IN 47201


**FOOTNOTES:**

**(1) Shares reported were acquired pursuant to the Irwin Financial Corporation 1999 Outside Director Restricted Stock Compensation Plan in lieu of cash payment for services as a director of the Company.  The reporting person has direct voting power with respect to the shares reported but no investment power until ownership of the shares vest pursuant to the Plan and certain holding periods set forth in the Plan expire.**